April 30, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Amy Geddes

Doug Jones

Re:

Donnelley Financial Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2024

Filed February 18, 2025

File No. 001-37728

Ladies and Gentlemen:

This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated April 17, 2025, concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 of Donnelley Financial Solutions, Inc. (the “Company”) filed on February 18, 2025.

For reference purposes, we have set forth each comment from your letter in bold, immediately followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. In several places you refer to sales mix affecting various aspects of your results, either favorably or unfavorably. Please discuss how and why sales mix affects your results, the extent of its impact, and the reason for the favorable/unfavorable impact. Refer to Item 303(a), (b) and (b)(2)(iii) of Regulation S-K.

Company Response: In the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, filed with the SEC on April 30, 2025 (the “Q1 2025 Form 10-Q”) and in future filings, where applicable, the Company will discuss how and why sales mix affects the Company’s results, including the extent of its impact, where possible, and the reason for the favorable/unfavorable impact, as contemplated by Items 303(a), 303(b) and 303(b)(2)(iii) of Regulation S-K.

Set forth below is an excerpt from the Company’s Q1 2025 Form 10-Q, which provides an example of the discussion of how and why sales mix affects the Company’s results, including the extent of its impact and the reason for the favorable/unfavorable impact. Additions and modifications have been underlined. Disclosure in the Company’s Form Q1 2025 10-Q on pages 26 - 30 have been similarly enhanced in acknowledgement of the Staff’s comment and applicable guidance.

391 STEEL WAY / LANCASTER, PA 17601 / DFINsolutions.com

Financial Review

The Company’s cost of sales as a percentage of net sales, consolidated income from operations, Segment Adjusted EBITDA and Segment Adjusted EBITDA margin may be affected by sales mix (i.e., a higher proportion of sales of higher or lower margin services or products relative to total sales). Sales mix can vary period to period and is impacted by regulatory filing seasonality and global capital markets volatility.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Three Months Ended March 31, 2025 as Compared to the Three Months Ended March 31, 2024—Consolidated

Net sales of tech-enabled services of $76.5 million for the three months ended March 31, 2025 decreased $6.4 million, or 7.7%, as compared to the three months ended March 31, 2024. Net sales of tech-enabled services decreased primarily due to $6.2 million of lower capital markets net sales, largely driven by a decline in compliance volumes.

Tech-enabled services cost of sales of $27.3 million for the three months ended March 31, 2025 decreased $3.3 million, or 10.8%, as compared to the three months ended March 31, 2024. Tech-enabled services cost of sales decreased primarily due to lower sales volumes. As a percentage of tech-enabled services net sales, tech-enabled services cost of sales decreased 1.2%, primarily driven by a higher proportion of transactional net sales, which generally have higher margins, as compared to compliance net sales.

Results of Operations for the Year Ended December 31, 2024 as Compared to the Year Ended December 31, 2023 and the Year Ended December 31, 2022, page 28

2. Several of the factors you note as contributing to variances between periods in results and operating cash flows are not quantified as to their magnitude. Please revise to include quantitative terms pursuant to Item 303(b) of Regulation S-K.

Company Response: In the Company’s Q1 2025 Form 10-Q and in future filings, the Company will quantify, where possible, the magnitude of relevant variances in the discussion of results of operations and operating cash flows in greater detail throughout the discussion, as contemplated by Item 303(b) of Regulation S-K.

Set forth below is an excerpt from the Q1 2025 Form 10-Q, which includes the quantification of the magnitude of relevant variances in the discussion of consolidated results of operations. Additions and modifications have been underlined. Disclosure in the Company’s Q1 2025 Form 10-Q on pages 26 – 30 and page 32 have been similarly enhanced in acknowledgement of the Staff’s comment and applicable guidance.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Three Months Ended March 31, 2025 as Compared to the Three Months Ended March 31, 2024—Consolidated

Net sales of software solutions of $84.6 million for the three months ended March 31, 2025 increased $4.3 million, or 5.4%, as compared to the three months ended March 31, 2024. Net sales of software solutions increased due to $3.0 million of higher net sales from the Company’s TSR offering, $2.4 million of increases in non-TSR related Arc Suite net sales and $2.1 million of higher ActiveDisclosure net sales, partially offset by lower Venue net sales of $3.2 million.

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In connection with our responses, we acknowledge that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

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Should you have any questions or comments regarding our responses, please contact the undersigned at (800) 823-5304.

Sincerely,

/s/ DAVID A. GARDELLA
David A. Gardella
Executive Vice President and Chief Financial Officer

cc:

Leah Trzcinski

Kami S. Turner

(Donnelley Financial Solutions, Inc.)

Robert W. Downes, Esq

(Sullivan & Cromwell LLP)

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